Contact

david@pranos.ai

www.linkedin.com/in/dvv888 (LinkedIn)
pranos.ai (Company)

Top Skills

Microsoft Office

Customer Service

Microsoft Excel

Languages

English (Native or Bilingual)

German (Professional Working)

Spanish (Native or Bilingual)

David A.

Founder at Pranos.ai | Fortune Magazine Contributor | Forbes Technology Council | YC S18

San Francisco Bay Area

Summary

Email ID : David@pranos.ai and calendar https://calendly.com/davidastoria

Experience

PRANOS.ai

Founder & CEO

June 2019 - Present (5 years 11 months)

Palo Alto, California

For a zoom call https://calendly.com/davidastoria

Fortune

Contributor

July 2022 - Present (2 years 10 months)

Forbes Technology Council

Forbes Technology Council

October 2021 - Present (3 years 7 months)

San Francisco Bay Area

Member of the Forbes Technology Council

Community for Global Innovation

Founder

July 2020 - Present (4 years 10 months)

Palo Alto, California, United States

501 c 3 status. Charitable Non profit.

UC Irvine Donald Bren School of Information and Computer Sciences

Mentor/Sponsor for Senior Computer Science & Informatics Capstone Projects

January 2021 - November 2022 (1 year 11 months)

Mentor / Sponsor for Computer Science Senior Capstone Projects at UC Irvine Donald Bren School of Information and Computer Sciences

Grabb-It
Co-owner at Grabb-it (Y-Combinator S18 batch)
February 2018 - February 2019 (1 year 1 month)

Technology that transforms any car window into a digital story for your brand.

Schule für Medizinisch-technische Radiologieassistenten am Universitätsklinikum Heidelberg
Surgical intern
May 2013 - September 2013 (5 months)
Heidelberg, Baden-Württemberg, Germany

Surgical Intern shadowing physicians and/or nurses in the prestigious Kopfklinik (Zentrum) and operating room, receive surgeon lead didactics and participate in hands-on skills labs

Education

Rollins College
Pre Med / Biology

University of Utah
Bachelor of Science, International Studies Trade and Commerce

University of Maryland University College Europe
Biology, General

Kaiserslautern International High School
High School